UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13G Under the Securities Exchange Act of 1934 (AMENDMENT No. 2)

ALLEGRO BIODIESEL CORPORATION
(Name of Issuer)

Common Stock
(Title of Class of Securities)

252532106
(CUSIP Number)

December 31, 2008
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall not be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 252532106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Mercator Momentum Fund III, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐
(b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	5. 6. 7. 8.	Sole Voting Power 0 Shared Voting Power 0 Sole Dispositive Power 0 Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 0.0%
12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 252532106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Monarch Pointe Fund, Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐
(b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5. 6. 7. 8.	Sole Voting Power 0 Shared Voting Power 3,348,397 (1) Sole Dispositive Power 0 Shared Dispositive Power 3,348,397 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,348,397 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 11.6%
12.	Type of Reporting Person (See Instructions) CO

(1) Represents shares of common stock owned by Monarch Pointe Fund, Ltd. that are currently outstanding.   Monarch Pointe Fund, Ltd. also owns warrants to purchase common stock and Series A Preferred Stock, the terms of which do not permit the holder to exercise the warrant or to convert the Series A Preferred Stock if it would cause Monarch Pointe Fund, Ltd. or its affiliates to beneficially own more than 9.99% of the Issuer’s outstanding common stock.  Since this 9.99% limit has been exceeded, this Schedule does not include any shares of common stock issuable upon exercise of any of the warrants or upon the conversion of any of the Series A Preferred Stock that are also owned by Monarch Pointe Fund, Ltd. (see Item 4).

CUSIP No. 252532106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). William Tacon
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐
(b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United Kingdom
Number of Shares Beneficially Owned by Each Reporting Person With	5. 6. 7. 8.	Sole Voting Power 0 Shared Voting Power 3,348,397 (1) Sole Dispositive Power 0 Shared Dispositive Power 3,348,397 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,348,397 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 11.6%
12.	Type of Reporting Person (See Instructions) IN

(1) Represents shares of common stock owned by Monarch Pointe Fund, Ltd. (“MPF”) that are currently outstanding.  Mr. Tacon was appointed as the liquidator of MPF, thereby obtaining control over the investments of MPF, as described in further detail under Item 4 of this Schedule 13G/A. Mr. Tacon does not directly own any securities in Issuer.

CUSIP No. 252532106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). M.A.G. Capital, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐
(b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	5. 6. 7. 8.	Sole Voting Power 0 Shared Voting Power 1,646,531 (1) Sole Dispositive Power 0 Shared Dispositive Power 1,646,531 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,646,531 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 5.7%
12.	Type of Reporting Person (See Instructions) IA

  (1) Represents shares of common stock owned by Mercator Momentum Fund, L.P., a California limited partnership.  M.A.G. Capital, LLC is the general partner of Mercator Momentum Fund, L.P.

CUSIP No. 252532106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). David F. Firestone
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐
(b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	5. 6. 7. 8.	Sole Voting Power 0 Shared Voting Power 1,646,531 (1) Sole Dispositive Power 0 Shared Dispositive Power 1,646,531 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,646,531 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 5.7%
12.	Type of Reporting Person (See Instructions) IN

  (1) Represents shares of common stock beneficially owned by Mercator Momentum Fund, L.P., a California limited partnership.  M.A.G. Capital, LLC is the general partner of Mercator Momentum Fund, L.P., and Mr. Firestone is the managing member of M.A.G. Capital, LLC.

Item 1(a).  Name of Issuer.

The name of the issuer is Allegro Biodiesel Corporation (the “Issuer”).

Item 1(b).  Address of Issuer’s Principal Executive Offices.

The address of the Issuer’s principal executive office is 6033 West Century Blvd., Suite 1090, Los Angeles, California 90045.

Item 2(a).  Name of Person Filing.

This statement is filed by Mercator Momentum Fund III, L.P. (“Momentum Fund III”), Monarch Pointe Fund, Ltd. (“MPF”), William R. Tacon (“Mr. Tacon”), M.A.G. Capital, LLC (“MAG”) and David F. Firestone (“Mr. Firestone”).  This statement relates to the Issuer’s securities directly owned by Momentum Fund III and MPF.

Momentum Fund III, MPF, Mr. Tacon, MAG and David F. Mr. Firestone are referred to herein as the “Reporting Persons.”

Item 2(b).  Address of Principal Business Office, or, if None, Residence.

The business address of each of MAG and David F. Firestone is 555 S. Flower Street, Suite 4200, Los Angeles, CA 90071.

As Momentum Fund III was dissolved and terminated, effective December 12, 2008, there is no business address.

The business address of MPF is: Nemours Chambers, P.O. Box 3170, Road Town, Tortola, British Virgin Islands.

The business address of Mr. Tacon is: c/o Kroll (BVI) Limited, PO Box 4571, Palm Grove House, 2nd Floor Wickhams Cay, Road Town Tortola, British Virgin Islands VG1110.

Item 2(c).  Citizenship.

Momentum Fund III was a California limited partnership. MAG is a California limited liability company. MPF is a corporation organized under the laws of the British Virgin Islands. Mr. Firestone is a United States citizen. Mr. Tacon is British citizen.

Item 2(d).  Title of Class of Securities.

The title of the class of securities to which this statement relates is the common stock of the Issuer, par value $0.01 per share (the “Common Stock”).

Item 2(e).  CUSIP No.

The CUSIP number is 252532106.

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b) or 13d-2(b), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act
(b)	☐	Bank as defined in Section 3(a)(6) of the Act

(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act
(d)	☐	Investment Company registered under Section 8 of the Investment Company Act of 1940
(e)	☐	Investment Adviser registered under section 203 of the Investment Advisers Act of 1940
(f)	☐	Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Rule 13d-1(b)(1)(ii)(F)
(g)	☐	Parent Holding Company, in accordance with Rule 13d-1(b)(1)(ii)(G) (Note: See Item 7)
(h)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

Item 4.                 Ownership.

Items 5-11 of each Reporting Person’s respective cover page is incorporated herein by this reference. The percentage of class of securities in row 11 of the cover page is based on the assumption that the Issuer had 29,044,739 shares of Common Stock outstanding, which is the number of shares reported to be outstanding on the Issuer’s Form 10-Q for the quarterly period ended September 30, 2008.

MAG (i) previously was the general partner of Momentum Fund III and (ii) previously controlled the investments of MPF.  Mr. Firestone is the Managing Member of MAG.  As a result of their prior control over Momentum Fund III and MPF, Mr. Firestone and MAG previously were deemed to beneficially own the securities of Momentum Fund III and MPF.  Neither MAG nor Mr. Firestone directly owns any securities of Issuer.

MPF currently is in liquidation.  Pursuant to an order issued by the Eastern Caribbean Supreme Court, in the High Court of Justice, British Virgin Islands, Mr. Tacon now serves as the liquidator of MPF and, thereby, has replaced MAG (and Mr. Firestone) as the entity having control over the investments of MPF.  As the liquidator, Mr. Tacon currently has the sole right to control acquisition, disposition and voting of the Issuer’s securities that are owned by MPF.  Mr. Tacon does not directly own any of the Issuer’s securities.

Momentum Fund III was dissolved and terminated effective as of December 12, 2008.  In connection with the dissolution of Momentum Fund III, that fund distributed to its 30 partners all Issuer’s securities that it owned, including all of the shares of common stock, preferred stock and warrants.  Accordingly, Momentum Fund III no longer owns any of the Issuer’s securities.  Upon the termination of Momentum Fund III, MAG ceased being the general partner of that entity and, accordingly, also ceased beneficially owning the Issuer’s securities that were previously owned by Momentum Fund III.

As of the date of this filing, MPF owns 7,260,000 Series A Shares, warrants to purchase up to 3,503,751 shares of Common Stock, and 3,348,397 shares of Common Stock.

The documentation governing the terms of the Series A Shares contains provisions that limit the conversion of such shares. The Series A Preferred Stock is subject to the limitation that the holders do not at any time beneficially own more than 9.99% of the Issuer's then outstanding Common Stock if a holder elects to convert, as determined under Section 13(d) of the Securities Exchange Act of 1934. Additionally, the conversion of the Series A Shares is subject to the approval of the Issuer's shareholders.

The warrants are exercisable subject to the limitation that the holders do not at any time beneficially own more than 9.99% of the Issuer's then outstanding Common Stock if a holder elects to convert, as determined under Section 13(d) of the Securities Exchange Act of 1934. This limitation was waived with respect to only the 923,077 shares of Common Stock exercised by MPF on November 13, 2007.

On November 21, 2007, the Issuer issued to MPF a convertible promissory note for the principal sum of $1,000,000, due and payable on March 31, 2008. The note was convertible at any time at either party’s election.  On March 27, 2008, Issuer notified MPF that the principal of the note, together with accrued interest, would be converted into 1,577,113 shares of Common Stock.

Item 5.            Ownership of Five Percent or Less of a Class.

If this Schedule is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X]

Momentum Fund III distributed all of the Issuer’s securities to its partners, in connection with its dissolution and termination, and, accordingly, ceased owning any securities of the Issuer.  Accordingly, Momentum Fund III no longer beneficially owns more than five percent of any class of the Issuer’s securities.

Item 6.            Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable.

Item 8.            Identification and Classification of Members of the Group.

Not Applicable.

Item 9.            Notice of Dissolution of Group.

The Reporting Persons do not constitute a group. The Reporting Persons previously filed jointly with the Securities and Exchange Commission pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.  As a result of the appointment of Mr. Tacon as the liquidator of MPF and as the replacement of MAG, all future filings with respect to the Issuer’s securities by MPF will be filed, if required, by MPF and Mr. Tacon in their individual capacities.

Item 10.          Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: January 6, 2009	MONARCH POINTE FUND, LTD.

	By:	/s/ William Tacon
William Tacon, court appointed liquidator

Dated: January 6, 2009

/s/ William Tacon
William Tacon

Dated: January 6, 2009	M.A.G. CAPITAL, LLC

	By:	/s/ David Firestone
David Firestone, Managing Member

Dated: January 6, 2009
/s/ David F. Firestone
David F. Firestone

Dated: December 12, 2008	MERCATOR MOMENTUM FUND III, L.P.

	By:	M.A.G. CAPITAL, LLC,
its general partner

By:	/s/ David Firestone
David Firestone, Managing Member

EXHIBIT A
AGREEMENT OF JOINT FILING

The undersigned hereby agree that the statement on Schedule 13G filed herewith (and any amendments thereto), is being filed jointly with the Securities and Exchange Commission pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, on behalf of each such person.

This agreement may be executed in any number of counterparts, each of which shall be deemed an original.

Dated: January 6, 2009	MONARCH POINTE FUND, LTD.

	By:	/s/ William Tacon
William Tacon, court appointed liquidator

Dated: January 6, 2009

/s/ William Tacon
William Tacon

Dated: January 6, 2009	M.A.G. CAPITAL, LLC

	By:	/s/ David Firestone
David Firestone, Managing Member

Dated: January 6, 2009
/s/ David F. Firestone
David F. Firestone

Dated: December 12, 2008	MERCATOR MOMENTUM FUND III, L.P.

	By:	M.A.G. CAPITAL, LLC,
its general partner

By:	/s/ David Firestone
David Firestone, Managing Member